SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Opera Limited

(Name of Issuer)

Ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

68373M107*

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number 68373M107 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “OPRA.” Each ADS represents two ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:     68373M107

1	Name of Reporting Person Qifei International Development Co., Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

	5	Sole Voting Power 46,750,000
Number of
Shares Beneficially	6	Shared Voting Power 0
Owned by
Each Reporting	7	Sole Dispositive Power 46,750,000
Person With
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,750,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares 

11	Percent of Class Represented by Amount in Row 9 21.2%*

12	Type of Reporting Person OO

* Calculation is based upon 220,119,343 ordinary shares outstanding of Opera Limited (the “Issuer”) as of the date of this filing.

CUSIP NO.:     68373M107

1	Name of Reporting Person Qisi (HK) Technology Co. Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

	5	Sole Voting Power 46,750,000
Number of
Shares Beneficially	6	Shared Voting Power 0
Owned by
Each Reporting	7	Sole Dispositive Power 46,750,000
Person With
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,750,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares 

11	Percent of Class Represented by Amount in Row 9 21.2%*

12	Type of Reporting Person OO

* Calculation is based upon 220,119,343 ordinary shares outstanding of the Issuer as of the date of this filing.

CUSIP NO.:     68373M107

1	Name of Reporting Person 360 Technology Co. Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

	5	Sole Voting Power 46,750,000
Number of
Shares Beneficially	6	Shared Voting Power 0
Owned by
Each Reporting	7	Sole Dispositive Power 46,750,000
Person With
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,750,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares 

11	Percent of Class Represented by Amount in Row 9 21.2%*

12	Type of Reporting Person OO

* Calculation is based upon 220,119,343 ordinary shares outstanding of the Issuer as of the date of this filing.

CUSIP NO.:     68373M107

1	Name of Reporting Person 360 Security Technology Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

	5	Sole Voting Power 46,750,000
Number of
Shares Beneficially	6	Shared Voting Power 0
Owned by
Each Reporting	7	Sole Dispositive Power 46,750,000
Person With
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,750,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares 

11	Percent of Class Represented by Amount in Row 9 21.2%*

12	Type of Reporting Person CO

* Calculation is based upon 220,119,343 ordinary shares outstanding of the Issuer as of the date of this filing.

CUSIP NO.:     68373M107

1	Name of Reporting Person Hongyi Zhou

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

	5	Sole Voting Power 46,750,000
Number of
Shares Beneficially	6	Shared Voting Power 0
Owned by
Each Reporting	7	Sole Dispositive Power 46,750,000
Person With
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,750,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares 

11	Percent of Class Represented by Amount in Row 9 21.2%*

12	Type of Reporting Person IN

* Calculation is based upon 220,119,343 ordinary shares outstanding of the Issuer as of the date of this filing.

Item 1(a).	Name of Issuer: Opera Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Gjerdrums vei 19, 0484 Oslo, Norway

Item 2(a).	Name of Person Filing:

	1.	Qifei International Development Co., Ltd., a limited liability company incorporated in Hong Kong (“Qifei”), directly holds 46,750,000 ordinary shares of the Issuer.

	2.	Qisi (HK) Technology Co. Limited, a limited liability company incorporated in Hong Kong (“Qisi”), holds 100% of the equity interest of Qifei.

	3.	360 Technology Co. Limited, a limited liability company incorporated in the People’s Republic of China (“360 Technology”), holds 100% of the equity interest of Qisi.

	4.	360 Security Technology Inc., a company incorporated in the People’s Republic of China (“360 Security Technology”), holds 100% of the equity interest of 360 Technology.

	5.	Hongyi Zhou, the chairman and chief executive officer of 360 Security Technology, beneficially owns 23.4% of the equity interest of 360 Security Technology and beneficially owns 46,750,000 ordinary shares of the Issuer.

Item 2(b).

Address of Principal Business Office or, if none, Residence:
For Qifei:
c/o Flat 402, Jardine House, 1 Connaught Place, Central, Hong Kong

For Qisi, 360 Technology, 360 Security Technology and Hongyi Zhou:
c/o 360 Building, No. 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People's Republic of China

Item 2(c)	Citizenship or Place of Organization: See Item 2(a)
Item 2(d).	Title of Class of Securities: Ordinary shares of the Issuer, par value US$0.0001 per share
Item 2(e).	CUSIP Number: 68373M107 (American depositary shares of the Issuer)

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:		Percent of class(1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Qifei	46,750,000	(2)	21.2%	46,750,000	0	46,750,000	0
Qisi	46,750,000	(2)	21.2%	46,750,000	0	46,750,000	0
360 Technology	46,750,000	(2)	21.2%	46,750,000	0	46,750,000	0
360 Security Technology	46,750,000	(2)	21.2%	46,750,000	0	46,750,000	0
Hongyi Zhou	46,750,000	(2)	21.2%	46,750,000	0	46,750,000	0

(1) As a percentage of 220,119,343 ordinary shares of the Issuer as of the date of this filing. Each holder of ordinary shares is entitled to one vote per share.

(2) Represents 46,750,000 ordinary shares of the Issuer directly held by Qifei, which is wholly owned by Qisi, which is wholly owned by 360 Technology. 360 Technology is wholly owned by 360 Security Technology, a company in which Hongyi Zhou serves as the chairman and chief executive officer.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Qifei International Development Co., Ltd.

By:	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Director

Qisi (HK) Technology Co. Limited

By:	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Director

360 Technology Co. Limited

By:	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Director

360 Security Technology Inc.

By:	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Director

Hongyi Zhou

By:	/s/ Hongyi Zhou
Name:	Hongyi Zhou